Exhibit 1.01

Mazor Robotics Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2015

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. "Conflict Minerals" are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry (“RCOI") completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (the “CMR”), to the SEC that includes a description of those due diligence measures.

1. Company Overview

This report has been prepared by management of Mazor Robotics Ltd. (herein referred to as “Mazor”, "Mazor Robotics", “we”, “us”, or “our”). The information includes the activities of Mazor's wholly owned subsidiaries.

Mazor Robotics, an Israeli Company, is a leading innovator that has pioneered surgical guidance systems and complementary products in the spine surgical markets which we believe provide a safer surgical environment for patients, surgeons and operating room staff. We engage in the development, production and marketing of innovative medical devices for supporting surgical procedures in the fields of orthopedics and neurosurgery. We operate in the fields of image guided surgery and computer-assisted surgery enabling the use of surgical instruments with high precision and minimal invasiveness and aiming to simplify complex and minimally-invasive surgical procedures. We believe that our flagship product, the Renaissance® Surgical Guidance System, or Renaissance, is transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. Our Renaissance and SpineAssist (our predecessor to the Renaissance) systems have been used to perform over 17,000 procedures worldwide (over 120,000 implants) in a wide variety of spinal procedures, many of which would not have been attempted without this technology. In 2014 we introduced the Renaissance for brain surgery and in 2015 we introduced the PRO (Predictable Renaissance Operation) product line, which currently includes three solutions designed to support brain procedures, as well as, trauma and lateral spine procedures. We are continuing the development of the Renaissance platform for additional spine and brain surgery procedures.

2. Products Overview

Mazor is the developer and producer of the Renaissance® System™ and its related disposable kits, accessories and spare parts (together referred to as "Renaissance System"). The Renaissance System is a surgical guidance system consisting of the workstation with the Renaissance System’s advanced 3D software, several mounting platforms and the guidance unit. The Renaissance System can be utilized in both spine and brain procedures. The Renaissance System is currently the sole product that we sell.

Based upon Mazor's internal assessment, the Renaissance System we produce contains few of the 3TG minerals.

Our customers mainly comprise of hospitals, medical centers, academic centers and medical device distributors. We sell our products and services in the United States through our direct sales force, and in most other territories, we mainly sell our products using third-party distributors.

3. Supply Chain Overview

Mazor does not purchase Conflict Minerals directly from mines, smelters or refiners, and tracing these minerals to their sources is a challenge that requires us to rely on suppliers in the efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. In order to manage the scope of this task, we integrated a responsible sourcing of minerals requirement with our Conflict Minerals Policy. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We performed an internal assessment and prioritized the list of suppliers to approach. In the first step we conducted a comprehensive analysis of the Renaissance System components according to the Bill of Material. Next, we comprised a list of all suppliers and scrapped out suppliers whose materials were not suspicious in containing 3TG such as labeling and packaging suppliers. We then mapped the remaining suppliers, and after eliminating all of the off the shelf suppliers, we focused on the remaining suppliers to further investigate the possibility of 3TG minerals presence within the Renaissance System.  We have currently identified 9 suppliers whose products can potentially include 3TG ("Potential 3TG Suppliers"). We are continuing to evaluate our supply chain and will be acting according to the continued evaluation.

4. Reasonable Country of Origin Inquiry (RCOI) and Conflict Mineral conclusion

We conducted an analysis of our products and found that 3TG materials can be found in our Renaissance System. Therefore, the products that we manufacture are subject to the reporting obligations of the Rule.

Due to the size of the company, the breadth and complexity of our Renaissance System and the dynamic nature of our supply chain, it is challenging to identify members of the supply chain downstream from our direct suppliers and it will take time for part of our suppliers to verify the origin of all of the minerals used. Using our supply chain due diligence processes we reached out to our suppliers through letters and questionnaires designed to better explain the relevant SEC requirements and Mazor's due diligence expectations and sought accountability within the supply chain by leveraging the industry standard Conflict-Free Sourcing Initiative ("CFSI")/CFS program and continuing our outreach efforts, we plan to further develop transparency into our supply chain.

We adopted the Conflict Minerals Reporting Templates ("CMRT") established by the CFSI, and provided our Conflict Minerals due diligence communication survey to these suppliers, who are suppliers to our Renaissance System in 2015.

We have tried to identify smelters and refiners to the best of our efforts. The following indicators were used for this purpose:

-	Requesting from suppliers to use the CMRT for their compliance declaration.
-	Assessing suppliers’ responses and for non-responsive/problematic suppliers or inconsistency/missing data in responses, deepening communication and emphasizing the significance of full cooperation to Mazor.

In 2015, we continued with the process of engagement with these suppliers, broadening our understanding on the source of 3TG products and aiming to obtain information on smelters and origin, as applicable.

According to the results of our current activities, we have concluded that of the 9 Potential 3TG Suppliers, 3 do not supply 3TG materials to Mazor and 6 are still in the process of evaluation.

Mazor performed the due diligence, according to the findings of the RCOI.

On account of this incomplete information, we are unable at this time to determine and describe in this report a complete list of either the facilities used to process the Conflict Minerals used in its products or the countries of origin of such Conflict Minerals.

5.  Due Diligence Program

5.1. Design of Our Due Diligence and Description of the Due Diligence Process
Our due diligence processes and efforts have been designed and developed in conjunction with The Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the related supplements for gold and for tin, tantalum and tungsten. That includes the following measures:
Step 1: Establish Strong Company Management Systems;
Step 2: Identify and Assess Risk in the Supply Chain;
Step 3: Design and Implement Strategy to Respond to Risks;
Step 4: Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Point in the Supply Chain; and
Step 5: Report Annually on Supply Chain Due Diligence.

5.2. Due Diligence Process

5.2.1. Establish Strong Company Management Systems
Our Conflict Minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

5.2.1.1. Conflict Minerals Policy
Mazor believes that ethical business conduct is critical to its operations and therefore has established a Code of Business Conduct and Ethics. Mazor is concerned that the trade of conflict minerals mined in the Covered Countries may be fueling human rights atrocities in the region. Therefore, Mazor has adopted a Conflict Minerals Policy, which is designed to address to the requirements of the Rule. As described in the policy, Mazor is striving to source materials from companies that share our values around human rights, ethics and environmental responsibility. We expect our suppliers to comply with our Conflict Mineral Policy. The Policy is available on the Company's website at www.mazorrobotics.com under "Investor Relations\ Corporate Governance".

5.2.1.2. Management Systems and internal team
Mazor has created a Conflict Minerals taskforce and engaged with an external consultant to ensure compliance with the Rule. Our taskforce led by our Chief Operations Officer, Chief Financial Officer, and a team of subject matter experts from relevant functions such as purchasing and manufacturing. The taskforce is in-charge of ongoing communication with the Potential 3TG Suppliers, to obtain Conflict Minerals evaluation results; to perform the required procedures to ensure that the responses received from our suppliers are adequate in light of the Rule and to deal with all issues that are to be addressed according to ROCI and the due diligence program.

5.2.1.3. Maintain records
Mazor has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in a structured electronic database, for at least 5 years.

5.2.2. Identify and assess risk in the supply chain
As described above, we identified through a comprehensive analysis of the Renaissance System components according to the Bill of Material the list of suppliers who are suspicious in containing 3TG.
We sent letters to our relevant suppliers to explain our objectives regarding the Conflict Minerals Rule. We solicited information from our relevant suppliers using the CMRT developed by the CFSI. We reviewed the responses that we received and followed up on what we perceived as inconsistent, incomplete, or inaccurate responses, as well as sent reminders to suppliers who did not respond to our requests for information. We compared the information provided therein with the CFSI certified smelter list.

5.2.3. Design and Implement Strategy to Respond to Risks
We have received responses to our request for information and we are in the process performing due diligence on the information we received and following up with the relevant suppliers as needed. We are communicating to all of our suppliers the importance of compliance and have a Conflict Minerals management program in place to collect, analyze, store and monitor the results of our inquires. Senior management is briefed about the results of our due diligence efforts on a timely basis.

5.2.4. Carry Out Independent Third Party Audit of Supply Chain Due Diligence
Mazor does not have direct sourcing relationships with Conflict Mineral smelters or refiners. Where possible, we have relied on third-party assurances and certifications, such as the CFSI's Conflict Free Smelter Program.

5.2.5. Report Annually on Supply Chain Due Diligence
Our Conflict Mineral annual report is available on the Company's website at www.mazorrobotics.com under "Investor Relations\ Corporate Governance" and is filed with the SEC.

6. Results of Assessment:

6.1. Efforts to Determine Country of Origin of Mine of Conflict Minerals
We believe that implementing the OECD guidelines and using the CFSI template to gather information from smelters and refiners is currently the best known efforts to obtain mine and country of origin information.

6.2. Survey Responses

Based on information provided by our Potential 3TG Suppliers as well as by CFSI, the results of our due diligence investigations as of the date of this Report are as follows:
Three out of our nine Potential 3TG Suppliers were determined to not supply 3TG.
Six out of our nine Potential 3TG Suppliers are still in a process of evaluation.
Two of them were identified to contain 3TG and four are yet to be determined.
We emphasize that all six Potential 3TG Suppliers are still under evaluation.

7. Continuous Improvement Efforts to Mitigate Risk

As we move forward with our due diligence program, we intend to enhance supplier communication, training process to improve due diligence data accuracy and completion. We will consider taking the following steps to improve the due diligence that we conduct to further mitigate any risk that the Conflict Minerals in our products could benefit armed groups in the Covered Countries:

a.
Periodically engage with suppliers to attempt to increase the response rate to our inquiries and to improve the content of the supplier responses, including responses that were identified as incomplete, inconsistent or inaccurate.

b.	Continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals.

c.
Request any supplier found to be supplying us with Conflict Minerals from sources that support armed conflict in Covered Countries to establish an alternative source of Conflict Minerals that does not support such conflict.

d.	Validate supplier responses regarding smelters and refiners using information collected from reliable industry certification programs.

e.
Continue to compare smelters and refiners identified by our supply chain survey against lists of facilities that have received a third-party “conflict free” designation in order to track those that have not received such a designation.

f.	Continue to report to management on the findings of our supply chain risk assessment.

Caution Concerning Forward-Looking Statements

Any statements contained in this report regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. The forward-looking statements included herein are based on current expectations and beliefs that involve a number of known and unknown risks and uncertainties. Examples of forward-looking statements in this document include statements relating to our future plans. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. There are a number of factors that could cause events to differ materially from those indicated by the forward-looking statements in this document, including the risks associated with our suppliers not cooperating fully or at all with our efforts.  Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.